UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 2, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: November 2, 2009

Print the name and title of the signing officer under his signature.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
Tel: 778-373-4545
Toll Free: 1-0800-667-2114
www.tasekomines.com

TASEKO ANNOUNCES A NEW 7.7 MILLION OZ GOLD AND
3.6 BILLION LB COPPER RESERVE AT PROSPERITY

November 2, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") is pleased to announce a 70% increase in mineral reserves at its 100% owned Prosperity Project, from 487 million tonnes to 830 million tonnes.

The reserve increase will add 3.0 million ounces of recoverable gold and 1.6 billion lbs of recoverable copper to the Prosperity reserve base, bringing total recoverable metal to 7.7 million ounces of gold and 3.6 billion lbs of copper.

This increase in recoverable metal, under present mine design criteria, extends Prosperity's mine life from 20 years to 33 years.

Reserves were previously based on a $5.25 Net Smelter Return ("NSR") cut-off using gold and copper prices of $500/oz and $1.50/lb, respectively. Current reserves are based on a $5.50 NSR cut-off using gold and copper prices of $650/oz and $1.65/lb, respectively.

Russell Hallbauer, President and CEO of Taseko commented, "In keeping with our historically conservative approach to reserve calculations, we have modestly adjusted our gold and copper price assumptions to better reflect longer-term metal price expectations. This increase in metal price assumptions will allow us to mine deeper, higher grade mineralization.

Prosperity now has the largest gold/copper reserve base of any mining project in Canada. At present gold and copper prices the projected operating costs per ounce of gold, net of copper credit, will be negative US$330/oz. With the size of this reserve and the longevity of its mine life, Prosperity will be one of the great mines of Canada. The 64% increase in recoverable gold and 80% increase in recoverable copper will allow Prosperity to operate for over 3 decades.

We look forward to the upcoming completion of our Environmental Assessment Review and getting on with building a mine that can benefit so many local, provincial and national stakeholders."

Mineral Reserves @ C$5.50 NSR/t Cut-Off
	Size M Tonnes	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au (M oz)	Cu (B lbs)	Au (M oz)	Cu (B lbs)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Note: Recoveries for Cu and Au are 87% and 69% respectively

Remaining measured and indicated resources are grading 0.40 g/t gold and 0.30% copper containing 2.3 million ounces of gold and 1.2 billion lbs of copper (no recoveries applied).

The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation. The estimates for the reserves used long term metal prices of US$1.65/lb for copper and US$650/oz for gold and a foreign exchange of C$0.82 per US dollar. Mr Jones has reviewed this release. A technical report will be filed on www.sedar.com.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.